SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000; or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                           RELIV' INTERNATIONAL, INC.
                                   401(k) PLAN
                              (Full Title of Plan)

                           RELIV' INTERNATIONAL, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)

                           Commission File No. 1-11768


         Delaware                                              37-1172197
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                           Identification Number)


       136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
               (Address of principal executive offices) (Zip Code)


                                 (636) 537-9715
              (Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2001                RELIV' INTERNATIONAL, INC. 401(k) PLAN



                                    By:/s/ Stephen M. Merrick
                                       -----------------------------------------
                                       Stephen M. Merrick, Senior Vice President
                                       of Reliv' International, Inc., Trustee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reliv  International,  Inc. 401(k) Plan
December 31, 2000 and 1999, and the year ended December 31, 2000 with Report of Independent Auditors

                            Reliv International, Inc.
                                   401(k) Plan

                              Financial Statements
                            and Supplemental Schedule



        December 31, 2000 and 1999, and the year ended December 31, 2000




                                    Contents

Report of Independent Auditors..............................................  1

Financial Statements

Statements of Net Assets Available for Benefits.............................  2
Statement of Changes in Net Assets Available for Benefits...................  3
Notes to Financial Statements...............................................  4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..............  8

Exhibits

Consent of Independent Accountants...................................Exhibit 23

                         Report of Independent Auditors

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Reliv International, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/ Ernst & Young LLP


June 1, 2001

                            Reliv International, Inc.
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                               December 31
                                                          2000            1999
                                                     ---------------------------
Assets
Investments, at fair value:
   Cash                                              $   26,410       $   20,469
   Variable annuities                                 1,462,160        1,677,552
   Reliv International, Inc. stock                      434,111          260,849
   Life insurance policy                                 42,483           56,731
   Participant notes receivable                          54,466           59,438
                                                     ---------------------------
Total investments                                     2,019,630        2,075,039

Receivables:
   Participants' contributions                           20,462           11,167
   Employer's contributions                              15,347            5,844
                                                     ---------------------------
Total receivables                                        35,809           17,011
                                                     ---------------------------
Total assets                                          2,055,439        2,092,050

Liabilities
Employer prepaid contributions                           22,153               --
                                                     ---------------------------
Net assets available for benefits                    $2,033,286       $2,092,050
                                                     ===========================


See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions
Investment income:
Net realized and unrealized depreciation in fair value of
   investments                                                      $  (295,409)
Interest and dividends                                                    5,818
Changes in the cash surrender value of life insurance                   (14,249)
                                                                    -----------
                                                                       (303,840)

Contributions:
   Employer                                                             159,565
   Participants                                                         239,258
                                                                    -----------
                                                                        398,823
                                                                    -----------
Total additions                                                          94,983

Deductions
Benefits paid to participants                                           153,120
Administrative expenses                                                     627
                                                                    -----------
Total deductions                                                        153,747
                                                                    -----------
Net decrease in net assets available for benefits                       (58,764)
Net assets available for benefits:
   Beginning of year                                                  2,092,050
                                                                    -----------
   End of year                                                      $ 2,033,286
                                                                    ===========

See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000



1.   Description of the Plan

The following  description  of the Reliv  International,  Inc.  401(k) Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Reliv International, Inc. (the Company) who have one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute from 1 percent to 15 percent of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the year ended December 31, 2000, the Company contributed on behalf of each participant an amount equal to .75 percent of the first 8.5 percent of the participant's compensation actually deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan's investment options, which include Company stock and a variable group annuity contract offered by The Equitable Life Assurance Society of the United States. The variable group annuity contract offers investments in various underlying mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20 percent per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from nonvested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)


1.   Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. The shares of the Company's stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in variable annuities are valued at their accumulated unit values for the last

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)


2.   Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition (continued)

day of the year. Life insurance policies are recorded at their cash surrender values. Participant loans are valued at cost which approximates fair market value. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Forfeitures

Forfeitures of nonvested participant accounts are used to reduce future employer contributions. The forfeiture credits amounted to $20,700 for the year ended December 31, 2000.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and recordkeeping fees which are charged to the applicable participants.

3.   Investments

All investments are participant-directed.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)


3.   Investments (continued)

Investments that represent 5 percent or more of the fair value of the Plan's net assets available for benefits at December 31, 2000 and 1999, are summarized as follows:

                                                               December 31
                                                           2000        1999
                                                        -----------------------
Investment interests in pooled separate accounts:
   Momentum Administrative Services:
     EQ American Century International Growth           $113,341    Less than 5%
     Alliance Common Stock Fund                          369,539    $382,362
     EQ AIM Balanced Fund                                110,237     163,806
     EQ Janus Worldwide Fund                             275,344     365,722
     EQ Alliance Technology Fund                         475,569     656,512
   Investments in company stock:
     Reliv International, Inc.                           434,111     260,849

During 2000, the Plan's investments  (including  investments  bought,  sold, and
held  during  the  year)  in  variable   annuities  and  the   Company's   stock
(depreciated) appreciated in value by $(315,435) and $20,026, respectively.

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

5.   Income Tax Status

The Internal Revenue Service has determined and informed the Company be a letter dated November 27, 1998 that the Plan is designed in accordance with applicable provisions of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                              Supplemental Schedule

                            Reliv International, Inc.
                                   401(k) Plan

                          EIN: 37-1172197 Plan No. 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                                                     Current
               Identify of Issuer                          Description of Investment                  Value
------------------------------------------------------------------------------------------------------------------
EQ American Century: Twentieth Century
  International Growth*                           6,556.3066 units, variable annuity                $   113,341
Alliance Common Stock*                            1,335.2361 units, variable annuity                    369,539
EQ AIM Balanced Fund*                             7,578.5905 units, variable annuity                    110,237
EQ Franklin Custodian Fund - U.S. Government
  Securities Series*                              72.2102 units, variable annuity                           892
EQ Janus Worldwide Fund*                          14,890.3444 units, variable annuity                   275,344
EQ SSgA S&P 500 Index Fund*                       857.4243 units, variable annuity                       14,797
EQ Strong Growth Fund*                            2,429.6446 units, variable annuity                     53,763
EQ Alliance Technology Fund*                      23,753.3626 units, variable annuity                   475,569
Guaranteed Interest Account*                      Fixed annuity (rate of 4.75%)                          48,678
Reliv International, Inc.                         347,289 shares of company stock                       434,111
Equitable Life Insurance Policy*                  Cash surrender value of life insurance                 42,483
Evergreen CRT Money Market Portfolio              Money market account                                      388
Cash                                              On deposit                                             26,022
Various participant loans                         Participant loans, interest rates of
                                                     8.5% to 10.5%, maturing between 2001
                                                     and 2005                                            54,466
                                                                                                ------------------

Assets held for investment purposes at end of
  year                                                                                              $ 2,019,630
                                                                                                ==================

*    Represents a party-in-interest.